UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

EVINE Live Inc.
________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share

________________________________

(Title of Class of Securities)

300487105
________________________________

(CUSIP Number)

December 31, 2017
________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
 [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 300487105

1	NAME OF REPORTING PERSON Juna Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,254,049
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,254,049
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12	TYPE OF REPORTING PERSON IA, PN

(1) Based on 65,262,801 shares of common stock of EVINE Live Inc. (the “Issuer”) outstanding as of November 28, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2017.

CUSIP No.: 300487105

1	NAME OF REPORTING PERSON Juna Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,254,049
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,254,049
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12	TYPE OF REPORTING PERSON OO, HC

(1) Based on 65,262,801 shares of common stock of the Issuer outstanding as of November 28, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2017.

CUSIP No.: 300487105

1	NAME OF REPORTING PERSON Patrick Kocsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,254,049
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,254,049
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12	TYPE OF REPORTING PERSON IN, HC

(1) Based on 65,262,801 shares of common stock of the Issuer outstanding as of November 28, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2017.

CUSIP No.: 300487105

ITEM 1(a).	NAME OF ISSUER:
EVINE Live Inc. (the “Issuer”)
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
6740 Shady Oak Road Eden Prairie, Minnesota 55344-3433
ITEM 2(a).	NAME OF PERSON FILING:
Juna Equity Partners, LP Juna Holdings, LLC Patrick Kocsi
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
1140 Avenue of the Americas 9th Floor New York, NY 10036
ITEM 2(c).	CITIZENSHIP:
Juna Equity Partners, LP – Delaware Juna Holdings, LLC – Delaware Patrick Kocsi – USA
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 per share (“Common Stock”)
ITEM 2(e).	CUSIP NUMBER:
300487105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
Juna Equity Partners, LP – 3,254,049 Juna Holdings, LLC – 3,254,049 Patrick Kocsi – 3,254,049
	(b)	Percent of class:
Juna Equity Partners, LP – 4.9% Juna Holdings, LLC – 4.9% Patrick Kocsi – 4.9%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Juna Equity Partners, LP – 3,254,049 Juna Holdings, LLC – 3,254,049 Patrick Kocsi – 3,254,049
(ii) Shared power to vote or to direct the vote:
Juna Equity Partners, LP – 0 Juna Holdings, LLC – 0 Patrick Kocsi – 0
(iii) Sole power to dispose or to direct the disposition of:
Juna Equity Partners, LP – 3,254,049 Juna Holdings, LLC – 3,254,049 Patrick Kocsi – 3,254,049
(iv) Shared power to dispose or to direct the disposition of:
Juna Equity Partners, LP – 0 Juna Holdings, LLC – 0 Patrick Kocsi – 0

ASF Radio, L.P. (“ASF Radio”) directly holds 3,254,049 shares of the Issuer’s Common Stock (the “Shares”).  Juna Equity Partners, LP (the “Adviser”) is the investment adviser of ASF Radio, and pursuant to an investment advisory agreement, the Adviser exercises sole and complete voting and investment power over the Shares.  Juna Holdings, LLC (“Juna Holdings”) as the general partner of the Adviser, and Patrick Kocsi, as the Sole Member of Juna Holdings, may be deemed to exercise voting and investment power over the Shares and thus may be deemed to be indirect beneficial owners of the Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The ownership information in Item 4 is incorporated herein by reference.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 2018

JUNA EQUITY PARTNERS, LP
By: Juna Holdings, LLC, its general partner

By:	/s/ Patrick Kocsi
Name:	Patrick Kocsi
Title:	Sole Member

JUNA HOLDINGS, LLC

By:	/s/ Patrick Kocsi
Name:	Patrick Kocsi
Title:	Sole Member

/s/ Patrick Kocsi
PATRICK KOCSI